Exhibit 1

Stratus Technologies Bermuda Holdings Ltd. Cumberland House, 9th Floor One Victoria Street Hamilton HM 11, Bermuda

N E W S    —    N E W S    —    N E W S    —    N E W S    —    N E W S

Stratus Technologies Bermuda Holdings Ltd. Announces Financial

Results for Fourth Quarter and Full Year of Fiscal 2013

Hamilton, Bermuda, April 18, 2013 - Stratus Technologies Bermuda Holdings Ltd. (together with its consolidated subsidiaries, “Stratus” or the “Company”), a global provider of uptime assurance, today announced financial results for the fourth quarter and full fiscal year 2013 ended February 24, 2013.

•	Q4 Revenue: $51.1 million

•	Q4 Net Loss: $7.6 million

•	Q4 Adjusted EBITDA: $11.1 million

•	FY2013 Revenue: $205.2 million

•	FY2013 Net Loss: $13.7 million

•	FY2013 Adjusted EBITDA: $48.8 million

“Fiscal Year 2013 was another year of steady performance for Stratus, marked by revenues that were essentially flat but delivered an improvement in EBITDA due to strength in the sales of our legacy products, new and extended contracts for our Solutions Services, and effective cost and margin control,” said Dave Laurello, Stratus CEO and president.

“We closed the fourth quarter with some notable achievements, including a new relationship with a large systems integrator, a diversified set of partners in China, an expansion of our OEM deal with Mitsubishi, and a $41 million, five-year managed services contract extension. We are augmenting this momentum with investment in new products to help us capitalize on the opportunity presented by cloud computing and to ultimately position Stratus as the availability engine for the cloud.”

Total revenue for the quarter-to-date period ended February 24, 2013 was $51.1 million, which is a decrease of $3.0 million, or 5.5%, as compared to the $54.1 million in the quarter-to-date period ended February 26, 2012. Profit from operations was $4.9 million compared to $8.9 million for the same period last year. Profit from operations for the quarter-to-date periods ended February 24, 2013 and February 26, 2012 included restructuring charges of $3.3 million and $2.2 million, respectively, to further align spending with current business initiatives. Net loss was $7.6 million, compared to a net loss of $1.7 million for the same period last year. Net loss for the quarter-to-date period ended February 26, 2012 includes a net loss on change in fair value of embedded derivatives of $6.5 million, and an $8.1 million benefit for income taxes primarily the result of a $9.0 million net deferred income tax benefit related to our Irish entity. The Company reported Adjusted EBITDA, a non-GAAP financial measure, of $11.1 million, compared to $13.3 million for the same period last year. Please refer to the reconciliation of Adjusted EBITDA to Generally Accepted Accounting Principles (“GAAP”) financial measures in the attached, unaudited “Consolidated Statements of Operations.”

For the fiscal year-to-date period ended February 24, 2013, total revenue was $205.2 million, which is a decrease of $0.5 million, or 0.3%, as compared to the $205.7 million in the fiscal year-to-date period ended February 26, 2012. Profit from operations was $35.2 million, compared to $32.4 million for the same period last year. Profit from operations for the fiscal year-to-date periods ended February 24, 2013 and

February 26, 2012 includes a net loss on extinguishment of debt of $0.9 million and $1.2 million, respectively. Profit from operations for the fiscal year-to-date periods ended February 24, 2013 and February 26, 2012 also includes a net gain in change in fair value of embedded derivatives of $4.8 million and a net loss on change in fair value of embedded derivatives $8.9 million, respectively. The net loss was $13.7 million, compared to $19.0 million for the same period last year. Net loss for the fiscal year-to-date period ended February 26, 2012 includes a $6.9 million benefit for income taxes primarily the result of a $9.0 million net deferred income tax benefit related to our Irish entity. The Company reported Adjusted EBITDA, a non-GAAP financial measure, of $48.8 million, compared to $45.1 million for the same period last year. Please refer to the reconciliation of Adjusted EBITDA to GAAP financial measures in the attached, unaudited “Consolidated Statements of Operations.”

Certain financial statement amounts included in the fiscal year-to-date periods ended February 24, 2013 and February 26, 2012 have been revised to correct certain immaterial prior period errors, primarily relating to the timing of the recognition of customer service revenue. These immaterial errors also affect fiscal year 2009 through fiscal year 2011 and will be corrected through a revision of our annual report filing on Form 20-F, which we anticipate will be filed in May 2013.

Fourth Quarter Results Conference Call

A conference call to review fourth quarter financial results will be held today, April 18, 2013, at 1:30 p.m. Eastern Time and may be accessed by calling 1-877-941-6009 (U.S. only) or 1-480-629-9818 with a conference ID of 4614560. A recording of this conference call will be available later today at 1-800-406-7325 (U.S. only) or 1-303-590-3030 with a conference ID of 4614560 for 30 days.

About Stratus

Stratus delivers uptime assurance for the applications its customers depend on most for their success. With its resilient software and hardware technologies, together with proactive availability monitoring and management, Stratus products help to save lives and to protect the business and reputations of companies, institutions, and governments the world over. To learn more about worry-free computing, visit www.stratus.com.

Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to: the continued acceptance of the Company’s products by the market; the Company’s ability to enter into new service agreements and to retain customers under existing service contracts; the Company’s ability to source quality components and key technologies without interruption and at acceptable prices; the Company’s ability to comply with certain covenants in the governing documents for the Company’s credit facilities and other debt instruments; the Company’s ability to refinance indebtedness when required; the Company’s reliance on sole source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; the Company’s financial condition and liquidity and the Company’s leverage and debt service obligations; economic conditions globally and in the Company’s most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that the Company infringes upon their intellectual property rights; the Company’s success in adequately protecting its intellectual property rights; the Company’s success in maintaining efficient manufacturing and logistics operations; the Company’s ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in foreign currency exchange rates; fluctuations in interest rates; current risks of terrorist activity and acts of war; the impact of changing tax laws; the impact of changes in policies, laws, regulations or practices of foreign governments on the Company’s international operations; and the impact of natural or man-made disasters. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no duty to further update such forward-looking statements.

# # #

Investor Relations	Press & Industry Analysts
Robert C. Laufer	Chris Houpis
Senior Vice President, CFO	Director of Marketing
Stratus Technologies	Stratus Technologies
978-461-7343	978-461-7298
bob.laufer@stratus.com	chris.houpis@stratus.com

© 2013 Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus® is a trademark or registered trademark of ours. All other trade names, service marks and trademarks appearing in this annual report are the property of their respective holders. Our use or display of other parties’ trade names, service marks or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name, service mark or trademark owners.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (unaudited)

	February 24, 2013	February 26, 2012
	(Dollars in thousands, except per share data)
ASSETS

Current assets:
Cash and cash equivalents	$22,163	$27,510
Accounts receivable, net of allowance for doubtful accounts of $276 and $160, respectively	38,020	37,066
Inventory	6,687	7,884
Deferred income taxes	1,667	1,613
Prepaid expenses and other current assets	3,989	4,454

Total current assets	72,526	78,527

Property and equipment, net	10,443	10,490
Intangible assets, net	7,258	3,024
Goodwill	13,024	9,591
Deferred income taxes	9,720	11,655
Deferred financing fees	6,381	9,216
Other assets	1,795	2,810

Total assets	$121,147	$125,313

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND REDEEMABLE ORDINARY STOCK, AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	7,763	7,927
Accrued expenses	15,622	13,617
Accrued interest payable	9,238	9,608
Income taxes payable	500	103
Deferred income taxes	—	1,075
Deferred revenue	37,740	36,713

Total current liabilities	75,863	74,043

Long-term debt, net of discount	273,393	260,405
Embedded derivatives	20,252	25,884
Long-term deferred income taxes	424	232
Deferred revenue and other long-term liabilities	17,557	15,910

Total liabilities	387,489	376,474

Redeemable convertible preferred stock and redeemable ordinary stock:
Series A: 7,000 shares authorized; 6,561 shares issued and outstanding at February 24, 2013 and February 26, 2012	117,923	109,189
Series B: 20,524 shares authorized; 3,532 issued and outstanding at February 24, 2013 and February 26, 2012	63,479	58,776
Right to shares of Series B redeemable convertible preferred stock	5,518	5,518
Ordinary shares subject to puts, 773 and 787 shares issued and outstanding at February 24, 2013 and February 26, 2012, respectively	1,160	1,181

Total redeemable convertible preferred stock and redeemable ordinary stock	188,080	174,664

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized; 28,039 and 28,025 shares issued and outstanding at February 24, 2013 and February 26, 2012, respectively	16,265	16,257
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at February 24, 2013 and February 26, 2012	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 15,512 shares issued and outstanding at February 24, 2013 and February 26, 2012	8,998	8,998
Additional paid-in-capital	—	—
Accumulated deficit	(479,017)	(452,103)
Accumulated other comprehensive (loss) gain	(668)	1,023

Total stockholders’ deficit	(454,422)	(425,825)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ deficit	$121,147	$125,313

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

For the fiscal three-month periods ended February 24, 2013 and February 26, 2012

	February 24, 2013	February 26, 2012
	(Dollars in thousands)
REVENUE
Product	$18,623	$20,052
Service	32,517	34,053

Total revenue	51,140	54,105

COST OF REVENUE
Product	7,995	9,071
Service	13,555	14,168

Total cost of revenue	21,550	23,239

Gross profit	29,590	30,866

OPERATING EXPENSES
Research and development	6,679	6,412
Sales and marketing	9,328	7,998
General and administrative	5,046	5,112
Restructuring charges	3,343	2,193
Management fees	300	300

Total operating expenses	24,696	22,015

Profit from operations	4,894	8,851
Interest income	11	188
Interest expense	(12,584)	(12,133)
Gain (loss) in change in fair value for embedded derivatives	84	(6,489)
Other income (expense), net	251	(239)

Loss before income taxes	(7,344)	(9,822)
Provision (benefit) for income taxes	280	(8,104)

Net loss	$(7,624)	$(1,718)

EBITDA TABLE:
Net loss	$(7,624)	$(1,718)
Add (deduct):
Interest expense, net	12,573	11,945
Provision (benefit) for income taxes	280	(8,104)
Depreciation and amortization	1,750	1,731

EBITDA	$6,979	$3,854

Add (deduct):
Restructuring (a)	3,343	2,193
Stock-based compensation expense (b)	56	85
Management fees (c)	300	300
Reserves (d)	322	176
(Gain) loss on change in fair value for embedded derivatives (f)	(84)	6,489
Other expense, net (g)	140	242

Total adjustments	4,077	9,485

Adjusted EBITDA (1)	$11,056	$13,339

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

For the fiscal twelve-month periods ended February 24, 2013 and February 26, 2012

	February 24, 2013	February 26, 2012
	(Dollars in thousands)
REVENUE
Product	$73,720	$72,491
Service	131,435	133,188

Total revenue	205,155	205,679

COST OF REVENUE
Product	30,192	33,346
Service	54,801	56,511

Total cost of revenue	84,993	89,857

Gross profit	120,162	115,822

OPERATING EXPENSES
Research and development	25,664	27,468
Sales and marketing	33,549	31,381
General and administrative	21,045	20,994
Restructuring charges	3,531	2,368
Management fees	1,200	1,200

Total operating expenses	84,989	83,411

Profit from operations	35,173	32,411
Interest income	28	205
Interest expense	(49,996)	(48,334)
Loss on extinguishment of debt	(939)	(1,222)
Gain (loss) on change in fair value for embedded derivatives	4,752	(8,873)
Other expense, net	(225)	(64)

Loss before income taxes	(11,207)	(25,877)
Provision (benefit) for income taxes	2,499	(6,875)

Net loss	$(13,706)	$(19,002)

EBITDA TABLE:
Net loss	$(13,706)	$(19,002)
Add (deduct):
Interest expense, net	49,968	48,129
Provision (benefit) for income taxes	2,499	(6,875)
Depreciation and amortization	7,031	7,490

EBITDA	$45,792	$29,742

Add (deduct):
Restructuring (a)	3,531	2,368
Stock-based compensation expense (b)	216	336
Management fees (c)	1,200	1,200
Reserves (d)	812	716
Loss on extinguishment of debt (e)	939	1,222
(Gain) loss on change in fair value for embedded derivatives (f)	(4,752)	8,873
Other expense, net (g)	1,045	673

Total adjustments	2,991	15,388

Adjusted EBITDA (1)	$48,783	$45,130

1)	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.

Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above.

a)	In order to better align expenses with anticipated revenues, we have implemented restructuring programs in fiscal 2013 and fiscal 2012. These programs were designed to streamline our business model and centralize certain functions.

In the quarter-to-date fiscal period ended February 24, 2013, we recorded restructuring charges of $3.3 million. This consisted of $1.7 million for severance and fringe benefits and $1.6 million related to facility cease of use.

In the quarter-to-date fiscal period ended February 26, 2012, we recorded restructuring charges of $2.2 million. This consisted of $2.0 million for severance and fringe benefits and $0.2 million related to employee relocation.

In the year-to-date fiscal period ended February 24, 2013, we recorded restructuring charges of $3.5 million. This consisted of $1.9 million for severance and fringe benefits and $1.6 million related to facility cease of use.

In the year-to-date fiscal period ended February 26, 2012, we recorded restructuring charges of $2.4 million. This consisted of $2.2 million for severance and fringe benefits and $0.2 million related to employee relocation.

b)	In the quarter-to-date and year-to-date fiscal periods ended February 24, 2013 and February 26, 2012, we recorded non-cash stock-based compensation expense charges related to share-based awards to employees.

c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full.

The long-term accrued liability related to this yearly fee totaled $3.8 million and $3.1 million at February 24, 2013 and February 26, 2012, respectively.

d)	In the quarter-to-date and year-to-date fiscal periods ended February 24, 2013 and February 26, 2012, we recorded non-cash inventory write-downs.

e)	In the year-to-date fiscal periods ended February 24, 2013 and February 26, 2012 we recorded a loss on extinguishment of debt related to the Excess Cash Flow (“ECF”) payment in the fiscal second quarter 2013 and 2012, related to the Senior Secured Notes. The loss in each period is due to a premium, the write-off of a pro rata portion of deferred financing fees along with debt discount and related fees offset by the reduction in the value ascribed to the ECF embedded derivative liability.

f)	In the quarter-to-date and year-to-date fiscal periods ended February 24, 2013, we recorded a gain due to the change in fair value of the embedded derivatives related to the Senior Secured Notes. In the quarter-to-date and year-to-date fiscal periods ended February 26, 2012, we recorded a loss due to the change in fair value of the embedded derivatives related to the Senior Secured Notes.

g)	In the quarter-to-date fiscal period ended February 24, 2013, we recorded other expense, net of $0.1 million, primarily consisting of $0.1 million of bank fees and $0.3 million of miscellaneous and non-recurring charges. These were partially offset by foreign currency gains of $0.3 million.

In the year-to-date fiscal period ended February 24, 2013, we recorded other expense, net of $1.0 million, primarily consisting of $0.7 million of miscellaneous and non-recurring charges and $0.6 of million bank fees. These were partially offset by foreign currency gains of $0.3 million.

In the quarter-to-date period ended February 26, 2012, we recorded other expense, net of $0.2 million, primarily consisting of $0.1 million bank fees and $0.1 million of net foreign currency losses.

In the year-to-date period ended February 26, 2012, we recorded other expense, net of $0.7 million, primarily consisting of $0.5 million bank fees, $0.3 million of one-time public filing registration costs and $0.3 million of net miscellaneous and non-recurring charges offset by $0.4 million net foreign currency gains.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the fiscal twelve-month periods ended February 24, 2013 and February 26, 2012

	February 24, 2013	February 26, 2012
	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flows provided by operating activities:
Net loss	$(13,706)	$(19,002)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,031	7,490
Amortization of deferred financing costs and debt discount	11,733	10,501
Stock-based compensation	216	336
Non-cash portion of restructuring charges	393	—
Deferred tax expense (income)	581	(8,585)
Provision for doubtful accounts	(93)	121
Inventory provision	812	716
Loss on extinguishment of debt	939	1,222
Premium on excess cash flow payment	(999)	(999)
(Gain) loss on change in fair value of embedded derivatives	(4,752)	8,873
Loss on sale of asset	—	13
Loss on retirement of property and equipment	72	144
Loss on abandoned patents	—	45
Interest payable-in-kind	8,611	7,871
Changes in assets and liabilities
Accounts receivable	(848)	982
Inventory	(451)	(2,012)
Prepaid expenses and other current assets	430	(84)
Accounts payable	31	604
Accrued expenses	2,360	309
Accrued interest	(370)	(1,017)
Income taxes payable	(44)	(142)
Deferred revenue	(333)	(37)
Other long-term assets and liabilities	2,377	1,068

Net cash provided by operating activities	13,990	8,417

INVESTING ACTIVITIES
Cash flows used in investing activities:
Acquisition of property and equipment	(6,249)	(3,665)
Acquisition of businesses, net of cash acquired of $34	(6,821)	—
Proceeds from the disposition of property and equipment	—	19
Acquisition of other long-term assets	(142)	(100)

Net cash used in investing activities	(13,212)	(3,746)

FINANCING ACTIVITIES
Cash flows used in financing activities:
Payments on long-term debt	(4,995)	(4,997)
Payment of debt and equity issuance fees	—	(308)
Proceeds from the exercise of stock options	—	2

Net cash used in financing activities	(4,995)	(5,303)

Effect of exchange rate changes on cash	(1,130)	42

Net decrease in cash and cash equivalents	(5,347)	(590)
Cash and cash equivalents at beginning of period	27,510	28,100

Cash and cash equivalents at end of period	$22,163	$27,510